

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 21, 2010

Michael F. Foust
Chief Executive Officer
Digital Realty Trust, L.P.
560 Mission Street, Suite 2900
San Francisco, CA 94105

Re: Digital Realty Trust, L.P.
Amendment No. 2 to Form 10-12G
Filed September 2, 2010
File No. 000-54023

Dear Mr. Foust:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Keith Benson, Esq.
Latham & Watkins LLP
Via Facsimile: (415) 395-8095